November 29, 2018

David Fong
Chief Financial Officer
Imaging Diagnostic Systems, Inc.
1291-B NW 65th Place
Fort Lauderdale, FL 33309

       Re: Imaging Diagnostic Systems, Inc.
           Amendment No. 2 to
           Registration Statement on Form 10
           Filed November 14, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 File No. 000-26028

Dear Mr. Fong:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Amended November 14, 2018

Historical Overview, page 2

1. We note your response to prior comment 2. Please tell us whether the CFDA has made its decision regarding the safety and efficacy of your product and, if so, tell us the determination.
 David Fong
Imaging Diagnostic Systems, Inc.
November 29, 2018
Page 2
Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

2. Please expand to describe the nature of the inventory purchased for and sold to the related party. Also, clarify whether the sales are related to pursuit of regulatory clearance of the
      CTLM system in China. Further, describe any known trends that you reasonably expect will have a material impact on your sales.
Item 4. Controls and Procedures, page 25

3. You disclose that you were unable to complete the evaluation of disclosure controls and procedures required by Exchange Act Rule 13a-15 as of September 30, 2018. Please
      complete the required evaluation and amend the Form 10-Q to disclose the results of the completed evaluation. In that regard, in revised disclosure, state whether disclosure controls and procedures are or are not effective. If you conclude that disclosure controls and procedures are not effective, disclose the principle reasons for that conclusion. Refer to Item 307 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Gary Todd, Senior Accountant, at
202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Heather Percival, Senior Attorney, at
202-551-3498 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Fong
                                                            Division of
Corporation Finance
Comapany NameImaging Diagnostic Systems, Inc.
                                                            Office of
Electronics and Machinery
November 29, 2018 Page 2
cc:       Robert B. Macaulay, Esq.
FirstName LastName